This Appendix III-5 is part of the ETF Fund Services Agreement (the “Agreement”), dated October 19, 2021, between Northern Lights Fund Trust II (the “Trust”) and Ultimus Fund Solutions, LLC (“UFS”). Set forth below are the Services elected by the Fund(s) identified on this Appendix III-5 along with the associated Fees. Capitalized terms used herein that are not otherwise defined shall have the same meanings ascribed to them in the Agreement.

COVERED FUNDS

The Fund(s) to be covered under this Agreement include:

Fund(s)
Beacon Tactical Risk ETF
Beacon Unified Catalyst ETF
Beacon Tactical Alternative Risk ETF

Funds with the same investment adviser are collectively referred to as a “Fund Family.”

[REDACTED – schedule has been excluded because it is both (1) not material and (2) would likely cause competitive harm to the registrant if publicly disclosed]

IN WITNESS WHEREOF, the parties hereto have executed this Appendix III-5 to the ETF Fund Services Agreement effective as of July 29, 2026.

NORTHERN LIGHTS FUND TRUST II By: __/s/Kevin Wolf_________ Kevin Wolf President	ULTIMUS FUND SOLUTIONS, LLC By: /s/Gary Tankman________ Gary Tenkman Chief Executive Officer

The undersigned investment adviser (the “Adviser”) hereby acknowledges and agrees to the terms of the Agreement and further acknowledges and agrees that:

(1) UFS expends substantial time and money, on an ongoing basis, to recruit and train its employees; (2) UFS's business is highly competitive and is marketed throughout the United States, and (3) if the Adviser were to hire any UFS employees who are involved in the procurement of the Services under this Agreement then UFS may suffer lost sales and other opportunities and would incur substantial expense in hiring and training replacement(s) for those employees. Accordingly, the Adviser agrees that it, including its respective affiliates and subsidiaries, shall not solicit, attempt to induce or otherwise hire an employee of UFS for so long as this Agreement is in effect and for a period of two (2) years after termination of this Agreement, unless expressly agreed upon in writing by both parties. In the event that this provision is breached by the Adviser, the Adviser agrees to pay damages to UFS in the amount of two times the current annual salary of such employee or former employee. For purposes of this provision, “hire” means to employ as an employee or to engage as an independent contractor, whether on a full-time, part-time or temporary basis.

Beacon Capital Management, Inc.

7777 Washington Village Drive, Suite 280

Dayton, OH 45459

By: _/s/Tyler Mays_________

Name: Tyler Mays

Title: Director, Business Operations